UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 10 February 2026, London UK

GSK's RSV vaccine, Arexvy, accepted for regulatory review in China for adults aged 60 years and older

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If approved, Arexvy will be the first vaccine available in China for the prevention of lower respiratory tract disease caused by RSV in adults aged 60 and older
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RSV affects over six million people aged 60 and older in China each year[1]

GSK plc (LSE/NYSE: GSK) today announced that its regulatory application for Arexvy (Respiratory Syncytial Virus vaccine, [recombinant, adjuvanted]), has been accepted for review by China's Center for Drug Evaluation (CDE) for the prevention of lower respiratory tract disease (LRTD) caused by respiratory syncytial virus (RSV) in adults aged 60 years and older. If approved, Arexvy will be the first vaccine available to this population in China to help protect against the potentially serious consequences of RSV disease.

The regulatory submission is based on the vaccine's robust data package, [2],[3] including positive results from a Phase III trial evaluating the safety and immunogenicity of the vaccine in adults aged 60 years and older in China (NCT06551181).[4],[5] All primary endpoints were met and the vaccine has an acceptable safety profile.4,5 A regulatory decision is expected in 2027.

RSV is estimated to affect more than six million adults aged 60 years and older in China annually, leading to over 350,000 RSV-related hospitalisations.1

About GSK's RSV vaccine
Respiratory Syncytial Virus vaccine (recombinant, adjuvanted) contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant before administration.

As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in more than 65 countries. In addition, it is approved for use in individuals aged 50-59 who are at increased risk due to certain underlying medical conditions in more than 60 countries, including the US and Japan. In the European Economic Area it is approved for adults aged 18 years and older.

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About the study NCT06551181
NCT06551181 was a Phase III randomised, controlled, partially blind, immuno-bridging study to evaluate immunogenicity, reactogenicity, safety and the occurrence of RSV-associated respiratory tract illness after administration of a single dose of GSK's RSVPreF3 investigational vaccine in adults aged 60 years and older in China compared to adults aged 60 years and older outside of China. The four co-primary endpoints were measures of non-inferiority of a humoral immune response to the RSV-A & RSV-B strains in adults aged 60 years and older in China compared to adults aged 60 years and older outside of China. The study included around 1,200 participants in the China vaccinated group, around 800 participants in the overseas vaccinated group and around 600 participants in the placebo group (all participants in this latter group were from China). The study was conducted in 41 locations across 7 countries.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages and impacts an estimated 64 million people of all ages globally every year.[6] Adults can be at increased risk for RSV disease due to certain comorbidities, immune compromised status, or advanced age.[7] RSV can exacerbate certain conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.7 Compared to children, adults hospitalised for RSV are at a higher risk of severe complications, require more costly treatments, have a higher fatality rate, and the true number of RSV-related cases is likely underestimated due to lack of routine testing.[8],[9],[10],[11]

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References:

[1] Yang Z, et al. Predicting the disease burden of respiratory syncytial virus in the elderly in China, Proceedings of the 2024 World Influenza Congress. P97. Available at: https://www.immunisationcoalition.org.au/wp-content/uploads/2024/11/Abstract-2024WIC-compressed.pdf. Last accessed: February 2026.
[2] Clinicaltrials.gov. Efficacy Study of GSK's Investigational Respiratory Syncytial Virus (RSV) Vaccine in Adults Aged 60 Years and Above. Available at: https://clinicaltrials.gov/study/NCT04886596?term=NCT04886596&rank=1. Last accessed: February 2026.
[3] Clinicaltrials.gov. Immunogenicity, Safety, Reactogenicity and Persistence of an Investigational Respiratory Syncytial Virus (RSV) Vaccine in Adults Aged 60 Years and Above. Available at: https://clinicaltrials.gov/study/NCT04732871?term=NCT04732871%20&rank=1. Last accessed: February 2026.
[4] Clinicaltrials.gov. A Study on the Immune Response, Safety and the Occurrence of Respiratory Syncytial Virus (RSV)-Associated Respiratory Tract Illness After Administration of RSV OA Vaccine in Adults 60 Years and Older. Available at: https://clinicaltrials.gov/study/NCT06551181. Last accessed: February 2026.
[5] GSK. GSK announces positive headline results from Phase III trial of Arexvy in adults aged 60 and older in China. Available at: https://www.gsk-china.com/zh-cn/media/press-releases/rsv-china-phase-iii-positive-data/. Last accessed: February 2026.
[6] National Institute of Allergy and Infectious Diseases, Respiratory Syncytial Virus (RSV). Available at: https://www.niaid.nih.gov/diseases-conditions/respiratory-syncytial-virus-rsv. Last accessed: February 2026.
[7] Falsey, A, R et al. Respiratory syncytial virus infection in elderly and high-risk adults, in New Engl J Med 2005; 352:1749-59. doi: 10.1056/NEJMoa043951.
[8] Alfano F, et al. Respiratory Syncytial Virus Infection in Older Adults: An Update. Drugs Aging. 2014;41:487-505.
[9] Niekler P, et al. Hospitalizations due to respiratory syncytial virus (RSV) infections in Germany: a nationwide clinical and direct cost data analysis (2010-2019). Infection. 2024;52(5):1715-1724.
[10] Günen H, et al. Key Challenges to Understanding the Burden of Respiratory Syncytial Virus in Older Adults in Southeast Asia, the Middle East, and North Africa: An Expert Perspective. Adv Ther. 2024;41(11):4312-4334.
[11] Grace M, et al. Economic burden of respiratory syncytial virus infection in adults: a systematic literature review. J Med Econ. 2023;26(1):742-759.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 10, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc